Richard A. Krantz
1055 Washington Boulevard
Stamford, CT 06901-2249
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505
Also admitted in New York
and Massachusetts
September 2, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:	FuelCell Energy, Inc. Registration Statement S-3 File No. 333-164412
Ladies and Gentlemen:
This is in response to your letter of August 30, 2010, with respect to the above-captioned filing (the “Registration Statement”) of FuelCell Energy, Inc. (“FuelCell”).
Let me respond to the issues you have raised in the order in which they were presented in your letter.
1.	The incorrect reference on the signature page has been corrected.

2.	The opinion of Robinson & Cole LLP has been revised in accordance with your comments.

3.	The auditor consent has been included with the Amendment as Exhibit 23.1.
If you have any additional questions or concerns, please feel free to contact the undersigned.
Very truly yours,
/s/ Richard A. Krantz
Richard A. Krantz
RAK:caj